

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 27, 2006

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 333-21011**

Dear Mr.Wagner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant